VIA EDGAR CORRESPONDENCE	August 29, 2025

Office of International Corporate Finance

Attn. Samuel Kluck; Michael Coco

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	United Mexican States

Draft Registration Statement under Schedule B

Submitted July 11, 2025

CIK No. 0000101368

Form 18-K for fiscal year ended December 31, 2024

Filed June 20, 2025, amended July 2, 2025, July 22, 2025 and August 19, 2025

Dear Mr. Kluck and Mr. Coco:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 26, 2025 (the “August 26 letter”), regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2024 (the “18-K for 2024”) of the United Mexican States (“UMS” or “Mexico”), as amended on Form 18-K/A by Amendment No. 1 to the 18-K for 2024 (“Amendment No. 1”), Amendment No. 2 to the 18-K for 2024 (“Amendment No. 2”) and Amendment No. 3 to the 18-K for 2024 (“Amendment No. 3”), filed on July 2, 2025, July 22, 2025 and August 19, 2025, respectively. The 18-K for 2024 together with Amendment No. 1, Amendment No. 2 and Amendment No. 3 shall be referred herein as the “18-K.”

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your August 26 letter, and provided responses immediately below the comments. With this letter, and bearing the same date, UMS is filing (i) Amendment No. 4 to the 18-K for 2024 on Form 18-K/A (“Amendment No. 4”) and (ii) its new Registration Statement under Schedule B (the “Public Schedule B”). Capitalized terms used and not defined herein have the meanings assigned in the 18-K.

Form 18-K/A filed August 19, 2025

Exhibit 99.1

Certain Financing and Support Transactions, page 1

1.

Please disclose whether Mexico or PEMEX have any affiliation with EFL I through share ownership or management of EFL I. In this regard, please clarify how the Mexican Government executed the offering of pre-capitalized securities issued by Eagle Funding.

Mexico acknowledges the Staff’s comment and advises the Staff that neither Mexico not PEMEX have any affiliation with EFL I through share ownership of management of EFL I, and that, as disclosed in Amendment No. 3, all registered shares of Eagle Funding are owned by the Eagle Funding LuxCo Stichting, a foundation under Dutch law (Stichting), and EFL I is managed by an independent board of managers, comprised of three managers, each of whom is entitled to receive a fee and payment of reimbursable expenses for its services to EFL I.

Additionally, Mexico respectfully advises the Staff that the Mexican Government executed the offering of pre-capitalized securities issued by Eagle Funding as “sponsor.” In its role as sponsor, Mexico has certain rights and obligations under the Facility Agreement, which is common in P-Caps transactions. While Mexico’s material rights and obligations under the Facility Agreement were disclosed in Amendment No. 3, in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 4 to clarify that Mexico executed the offering “as sponsor.”

2.

We note your response to comment 11 of our letter dated August 6, 2025 and we reissue in part our prior comment. Please disclose whether the P-Caps are redeemable at the option of a holder of a P-Cap. In addition, please describe the class of persons to whom the P-Caps were sold to the extent practicable.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 4 to include disclosure on (i) the fact that the P-Caps are not redeemable at the option of a holder of a P-Cap and (ii) the class of persons to whom the P-Caps were sold.

3.	We note your response to comment 15 in our prior letter. To the extent that PEMEX were to be in breach under the repurchase transaction, please disclose any material effect on Mexico.

Mexico acknowledges the Staff’s comment and advises the Staff that, in principle, PEMEX’s breach under the repurchase transaction would not have a material effect on Mexico as Mexico is not responsible for PEMEX’s obligations thereunder. In such case, unless PEMEX cures such breach, the counterparties would have a right to liquidate the Eligible Assets used as underlying thereunder to satisfy their claims.

However, it is likely that PEMEX’s breach under the repurchase transactions in turn triggers a default under the securities lending agreement between PEMEX and EFL I. Unless PEMEX returns the Eligible Assets to EFL I following such default or otherwise cures such default, then under the Facility Agreement, Mexico would have the obligation to either transfer all principal and interest payments on the Eligible Assets to EFL I or return the Eligible Assets to EFL I (in lieu of PEMEX), in each case, in an amount sufficient for the SPV to make the distribution to the holders of the P-Caps on the relevant distribution date. In the event that Mexico failed to meet such payment or return obligations, Mexico would be required to issue its Notes under the Facility Agreement.

As a result, if Mexico were required to issue its Notes, PEMEX’s obligations under the securities lending transaction would be deemed satisfied and replaced by debt of the Government, as described in Mexico’s response to the Staff’s comment number 4 below. However, Mexico respectfully advises the Staff that it considers that the material effects of a breach by PEMEX under the securities lending transaction were sufficiently disclosed in the following paragraph in Amendment No. 3:

“To maximize the financial benefits of the transaction and optimize credit conditions, Mexico, concurrently with the issuance of the P-Caps, entered into a facility agreement with EFL I (the “Facility Agreement”) pursuant to which the Eligible Assets were delivered to PEMEX in exchange for PEMEX’s payment of a fee to EFL I under an uncollateralized global master securities lending agreement (the “GMSLA”). Under the Facility Agreement, Mexico must either transfer (or cause to be transferred) all principal and interest payments on the Eligible Assets to EFL I or return (or cause to be returned) the Eligible Assets to EFL I. Mexico also will have the obligation, as agreed under the Facility Agreement, to issue and sell to EFL I an aggregate principal amount of its notes due 2030 (the “Notes”), in an amount equivalent to the aggregate face value of the outstanding P-Caps, upon the occurrence of certain events, including as a result of (i) failure by Mexico to pay the facility fee due under the Facility Agreement, (ii) failure by Mexico or PEMEX to return any Eligible Assets to EFL I, (iii) a general moratorium in respect of any public external indebtedness of Mexico or (iv) an event of default under Mexico’s Notes. Following the issuance of the Notes upon the occurrence of such events, EFL I will liquidate its assets and distribute the Notes to the holders of the P-Caps.”

4.

We note your disclosure that, “The P-Caps issued by EFL I will not be consolidated with the liabilities of PEMEX or Mexico.” Please advise us how these commitments by PEMEX and Mexico under the repurchase transactions or the facility agreement will be accounted for and disclosed in Mexico’s future Form 18-K filings.

Mexico acknowledges the Staff’s comment and advises the Staff that (i) Mexico’s commitment to issue the Notes under the Facility Agreement constitutes a contingent obligation and, as such, it does not constitute public debt of the Mexican Government, and (ii) PEMEX’s obligations under the repurchase transactions constitute financial obligations of PEMEX, which will be reflected in its balance sheet.

As a result, Mexico advises the Staff that:

•

As long as Mexico is not obligated to issue its Notes, Mexico’s contingent obligation to issue the Notes will not be disclosed in any of the tables included in future Form 18-K filings, but PEMEX’s financial obligations under the repurchase transactions will be included in all tables of future Form 18-K filings that present Public Sector external debt figures (Table No. 71 – Summary of External Public Sector Debt by Type, Table No. 72 – Summary of External Public Sector Debt by Currency, Table No. 73 – Net External Debt of the Public Sector and Table No. 74 – Amortization Schedule of Total Public Sector External Debt), as well as in Table No. 67 – Historical Balance of Public Sector Borrowing Requirements. Mexico’s contingent obligations under the Facility Agreement are disclosed in narrative form in the Form 18-K.

•

If Mexico were required to issue its Notes under the Facility Agreement, PEMEX’s obligations under the repurchase agreements would be satisfied and no longer reflected in future Form 18-K filings, and Mexico’s obligations under the Notes will be reflected in all tables of future Form 18-K filings that present Public Sector external debt figures (Table No. 71 – Summary of External Public Sector Debt by Type, Table No. 72 – Summary of External Public Sector Debt by Currency, Table No. 73 – Net External Debt of the Public Sector and Table No. 74 – Amortization Schedule of Total Public Sector External Debt) and Table No. 67 – Historical Balance of Public Sector Borrowing Requirements, as well as all tables of future Form 18-K filings that present Government external debt figures (Table No. 75 – Gross External Debt of the Government by Currency, Table No. 76 – Net External Debt of the Government and Table No. 77 – Net Debt of the Government).

General

5.

We note your response to comment 16 in our letter dated August 6, 2025. In Mexico’s Schedule B, to the extent known, please disclose if proceeds will be used to fund PEMEX, including the repurchase of its outstanding debt securities.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has included disclosure in the Public Schedule B, stating that, as authorized under Article 2 of the Federal Revenue Law for 2025 (or the corresponding subsequent year), a portion of the proceeds from the offerings of securities registered under such Registration Statement may be delivered to Mexico’s state-owned companies (PEMEX and the Comisión Federal de Electricidad) as the Mexican Government considers appropriate, including in the form capital contributions by the Mexican Government to any one of the state-owned companies, which the state-owned companies may use to repay, redeem and refinance their outstanding indebtedness, including through the repurchase of their outstanding bonds from time to time. To the extent that the proceeds of any particular offering are used to make such capital contributions to any state-owned company, Mexico will disclose such use of proceeds in the Prospectus Supplement corresponding to such offering.

6.

In Mexico’s Schedule B, please include any material risk factors related to PEMEX’s financial condition and operations to the extent such material factors present a risk to an investment in Mexico’s offering.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has included a risk factor related to PEMEX’s financial condition and operations in the Public Schedule B.

***

We are grateful for your assistance in this matter. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +1 212 225 2758.

Sincerely,

/s/ Jorge U. Juantorena
Jorge U. Juantorena, a Partner

cc:	María del Carmen Bonilla Rodríguez – Undersecretary for Public Credit of the Ministry of Finance and Public Credit

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